RESIDENT PARTNERS:
PEGGY P. Y. CHEUNG	JONES DAY
SEBASTIEN EVRARD	眾達國際法律事務所
PHILLIP GEORGIOU	SOLICITORS AND INTERNATIONAL LAWYERS	TELEPHONE: (852) 2526-6895
DONALD HESS	31ST FLOOR, EDINBURGH TOWER, THE LANDMARK	FACSIMILE : (852) 2868-5871
ASHLEY HOWLETT	15 QUEEN’S ROAD CENTRAL, HONG KONG
JOELLE S. L. LAU	香港皇后大道中十五號置地廣場公爵大廈三十一樓
ANITA P. F. LEUNG
CHIANG LING LI
GRAHAM LIM
BENJAMIN MCQUHAE
CHRISTOPHER SWIFT
BENEDICT TAI
MICHELLE TAYLOR
ROBERT THOMSON
CARSON WEN

REGISTERED FOREIGN LAWYERS:
MICHAEL ARRUDA (California, USA)
EUGENE BUTTRILL (New York, USA)
JUAN DU (New York, USA)
HAIFENG HUANG (New York, USA)
CHRISTINE KIM (New York, USA)
JULIAN LIN (California, USA)
MARIA PEDERSEN (New York and District of Columbia, USA)

December 5, 2014

Ms. Barbara C. Jacob, Assistant Director

Ms. Rebekah Lindsey

Ms. Patrick Gilmore

Mr. Matthew Crispino

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:                             Wowo Limited

Confidential Draft Registration Statement on Form F-1,

Submitted on December 5, 2014

Dear Ms. Jacob, Ms. Lindsey, Mr. Gilmore and Mr. Crispino:

Wowo Limited (the “Company”) has requested us to respond to the Staff’s comment letter, dated November 12, 2014 relating to the Company’s draft registration statement on Form F-1/C previously submitted confidentially to the Staff on October 24, 2014 (“Amendment 1”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

We have enclosed herewith for confidential review by the Staff ten (10) copies of a revised draft registration statement on Form F-1 (“Amendment 2”) and five (5) marked copies showing changes from Amendment No. 1. If it would facilitate the Staff’s review of the draft registration statement, we would be pleased to provide electronic copies of these clean and marked versions in PDF format as well.

The Company has responded to the Staff’s comments by revising the draft registration statement to comply with the comment, providing an explanation if the Company has not so revised the draft registration statement, or providing supplemental information as requested. The Company has also updated the draft registration statement to reflect its recent developments, including its unaudited financial information for the nine months ended September 30, 2014 together with management discussion and analysis related thereto.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS
DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • JEDDAH • LONDON • LOS ANGELES
MADRID • MEXICO CITY • MILAN • MOSCOW • MUNICH • NEW YORK • PARIS • PITTSBURGH • RIYADH • SAN DIEGO
SAN FRANCISCO • SAO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the marked version of the revised draft registration statement enclosed herewith.

Confidential Draft Registration Statement on Form F-l

Prospectus Summary

Our Strategy, page 5

1.                                      We note your response to prior comment 12. Please revise the summary section to include the same information regarding the availability and take up rate of the WoWo Merchant App that was added to page 117 of the prospectus.

The Company has revised the referenced disclosure on page 6 of Amendment 2 in response to Staff’s comment.

Our Corporate Structure, page 7

2.                                      We note that the technical support agreements between Wowo Shijie and each of Beijing WoWo Tuan and Kai Yi Shi Dai are referred to in the exhibit index as Amended and Restated Exclusive Consulting and Service Agreements. When referring to the agreements in the prospectus, please use the same terminology as is used in the exhibit index.

The Company has revised the referenced disclosure on pages 8, 67, 68 and F-10 of Amendment 2 in response to Staff’s comment.

Dilution, page 61

3.                                      Please refer to prior comment 21. We note that you removed the measure of net tangible book value from your disclosure in addition to removing your measure of net tangible liabilities. Please revise your disclosures to present the net tangible book value measures required by Item 506 of Regulation S-K, or tell us why you believe these disclosures are no longer applicable.

The Company respectfully submits that as of September 30, 2014, the Company’s net tangible book value is negative balance and the impact of the additional shares issued upon IPO will be anti-dilutive if using the negative tangible book value. Therefore the Company will disclose the net tangible liabilities as required and the total assets as an alternative measurement. However, the dilution effect will be shown using the total assets. The Company has revised the referenced disclosure on page 61 of Amendment 2 in response to Staff’s comment.

4.                                      Please revise your tabular disclosure to include the impact of the conversion of the related party payables into common stock.

The Company has revised the referenced disclosure on page 62 of Amendment 2 in response to Staff’s comment. The Company respectfully submits that the conversion of the indebtedness owed to Mr. Xu into the ordinary shares upon the completion of the public offering will be at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated public offering price range.

Management’s Discussion and Analysis of Financial Condition and Result s of Operations

Operating Metrics, page 75

5.                                      We note you provide information regarding the cumulative number of customers that have made at least one purchase since inception of your business and that you believe this metric helps you understand the activity rate of your subscribers. Please explain further why you believe this information is meaningful to your investors and how this metric relates to your results of operations. For example, based on your description, it appears the cumulative number of customers is a metric that is always going to increase and does not factor in currently active or inactive customers. Similar concerns apply to your metric regarding the cumulative number of repeat customers. Please advise.

The Company acknowledges Staff’s comment that numbers of cumulative nature, including both: (i) number of cumulative customers who have made at least one purchase, and (ii) number of cumulative customers who have made more than one purchase, are always going to increase and do not factor inactive customers that are untraceable. Nevertheless, the Company believes providing three sets of operating metrics on customers would provide better guidance to the investors. First, the Company provided the number of subscribers, by which the Company acknowledges that not all subscribers have made purchases. Second, the Company provided the number of cumulative customers who have made at least one purchase, to indicate the number of customers who have at least contributed to the Company’s revenue generating activities supported by actively using the Company’s services, as opposed to merely receive information for comparison shopping. Third, the Company also provided the cumulative number of repeat customers who have made more than one purchase, to indicate the continuing revenue generating activities from these customers, supported by more than one contact.

Number of Merchant Clients, page 75

6.                                      We note your response to prior comment 24 and reissue the comment. In addition to the total number of your merchant clients, please disclose the number of merchant clients that have opened a storefront in your WoWo Mall but do not participate in your group buy/flash sale channel, the number that only participate in your group buy/flash sale channel and the number that have opened a storefront and participate in your group buy/flash sale channel. Alternatively, explain to us why this information is not meaningful to investors.

The Company respectfully submits that it has revised the disclosure on the operating metrics on pages 15 and 73 to provide more detailed quarter by quarter numbers for further transparency. Under the new disclosure, the Company presented for each quarter: (i) the total number of merchant clients, and (ii) the number of merchants clients with an open online store. The number of merchant clients who only participate in the group buy/flash sale channel can be obtained by subtracting the number of merchant clients with an open online store from the total number of merchant clients. However, as compared to the number of merchant clients with an open online store, which is indicative of the acceptance of our business model, we do not believe the figure of the number of merchant clients who only participate in the group buy/flash sale channel can be indicative of any specific trend. We also do not account for nor monitor the merchant clients that open online stores and also display their goods and services on the group buy/flash sale channel. Because displaying goods and services on the group buy/flash sale channel is simply a feature available to a merchant once it has opened an online store. Neither a high figure nor a low figure would be indicative of any steady, repeatable activities or trends.

Number of Online Stores, page 75

7.                                      It appears that the number of online stores in your WoWo Mall decreased from 79,731 stores in 2013 to 71,905 in the six months ended June 30, 2014. Please disclose the reason for this decrease.

The Company respectfully advises the Staff that the above number of online stores refer to an activity (i.e. online stores opened during a given period) rather than a balance as of the year/period end. The discrepancy between the figures for the number of active online stores opened during the full year of 2013 and the six months ended June 30, 2014 is the result of comparing a full year period against a six months period in the first half of a calendar year, without taking into account that some stores may be opened only in the second half of a calendar year. In light of the Staff’s comments and to allow better analysis, the Company has revised its disclosure of operating metrics. Specifically, the Company has revised the number of online stores with the number of merchant clients with an open online store to give better guidance on merchant count. The Company has also provided this operating metric on a quarter by quarter basis to give more transparency to the trend. Please see revised disclosure on pages 15, 73 and 76 of Amendment 2.

Number of merchants paying storefront fees, page 75

8.                                      Please explain the term “KTV” that appears in this section.

The Company respectfully submits that KTVs are private karaoke lounges where patrons may lease various sizes of private lounges for purposes of social and entertainment functions. “KTV” is not an abbreviation but a common term coined because the sing along karaoke videos available in the private lounges resemble the music videos that were popular on the “MTV” channel when this form of entertainment establishment first became popular in Asia.

The Company has ceased using this term in Amendment 2.

Critical Accounting Policies

Revenue Recognition, page 81

9.                                      We note your disclosure revisions in response to prior comment 26 including the names of the relevant laws affecting your deferred revenues, but the impact of those laws on your revenue recognition remains unclear. Please revise your disclosure to provide a brief discussion of the impact these laws have on your ability to recognize revenue. Please also address the following:

•                                          Discuss whether the coupon purchasers have the right indefinitely to request a refund or whether this period is limited;

•                                          Discuss why you believe the possibility of the initiation of a customer claim becomes remote after three years. In this regard, please discuss the specific data you consider when making this judgment and provide a discussion of how accurate this estimate has been in the past; and

•                                          Describe the types of events that would cause you not to recognize this revenue in the future.

The Company respectfully submits that the laws and policies referenced in Amendment 1, including PRC Civil Law, Law on the Protection of the Rights and Interests of Consumers and certain normative documents enacted by the SAIC, are where the basis of a legal right could exist for a coupon purchaser to claim a refund. However, these laws and policies currently do not unequivocally provide any definition or explanation on the legal nature of the unredeemed amounts, specifically who has the right to them. As a result, whether the coupon purchasers have a right to request a refund, or whether the period is limited, is not certain under the current practice of PRC laws. Due to this lack of certainty and to avoid any potential risk of legal claims for these amounts in the future, the Company needs to accumulate the operation data for further analysis so it has not immediately recognized this revenue.

The Company started its coupon business in the first half of year 2011 and had limited operating history to make a reliable estimation until 2014. Based on the historical data over the past three years, out of the total refund amount made during the year, over 97% was from the unredeemed coupon during the past one year, 2% was from the past two years and 1% from the past three years. After three years, the refund amount was close to 0% based on the Company’s past operation, therefore the Company determined that the possibility of the initiation of a customer claim becomes remote after three years.

The Company recognizes revenue from these unredeemed amounts until the third anniversary from the expiration date of the coupon, when the possibility for a customer to initiate a claim becomes remote. Only from the second half of year 2014, by analyzing the historical operating data, will the Company start to systemically recognize revenue from these unredeemed amounts in the future.

Industry Overview, page 104

10.                               We note your response to prior comment 32. Please file a consent from iResearch as an exhibit to the registration statement. Refer to Rule 436 of the Securities Act. Also, please revise your reference to iResearch on page 1 of the prospectus summary to disclose that you commissioned a report from that entity.

The Company has revised the referenced disclosure on page 1 of Amendment 2 in response to Staff’s comment. Consent from iResearch is also provided as Exhibit 23.5 of Amendment 2.

Management

Directors and Executive Officers, page 139

11.                               We note your response to prior comment 33 and the disclosure under footnote 1 to the director and executive officer table on page 139. Please revise the footnote to indicate, if true, that Ms. Chen was appointed to the company’s board of directors by CDH Barley Limited pursuant to its preferred rights as a holder of the company’s preferred shares.

The Company has revised the referenced disclosure on page 141 of Amendment 2 in response to Staff’s comment.

Principal Shareholders, page 147

12.                               We note your response to prior comment 35 and your statement that Ms. Chen does not have the sole power to direct the voting or disposition of the securities or receive their economic benefit. General Instruction F to Form 20-F defines beneficial owner as any person who “has or shares the underlying benefits of ownership” including “the power to direct the voting or the disposition of the securities.” If Ms. Chen shares the power to direct the voting or disposition of the securities, she is a beneficial owner and cannot disclaim beneficial ownership. Accordingly, please delete the disclaimers in footnotes 2 and 5 or further advise.

The Company has revised the referenced disclosure on pages 149-150 of Amendment 2 in response to Staff’s comment.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

13.                               We note your operational return and refund policy to your customers if they are not satisfied with the goods or services after redemption. Please tell us your accounting policy related to the returns/refunds, including whether you estimate the return/refund when the coupon is purchased or redeemed. Please also provide us with a rollforward of the activity related to these returns/refunds for each year presented.

The Company respectfully submitted that the Company has set up a return and refund policy to the customers to enhance the customer experience and service quality, if the customers are not satisfied with the goods or services after redemption or if the customer has not redeemed the WoWo Coupon within twenty days after expiration date of the coupon.

•                                          For WoWo Coupons that were not redeemed upon the expiration of the redemption period, based on the Company’s policy, customers may seek refund within twenty days after expiration of redemption period of WoWo Coupons. The typical redemption period of WoWo Coupons is one to three months. Management analyzes customers’ redemption pattern monthly. The amount of refund attributable to unredeemed coupon deducts the balance of the advance from customers, there is no impact to the revenue recognized.

The payments from customers who do not redeem the purchased coupons at the end of the reporting period are initially recorded as advance from customers. Prior to the second half of fiscal year 2014, unredeemed amounts beyond the Refund Period remains in advance from customers on the balance sheet at a gross basis due to the ambiguity and uncertainty regarding interpretation and application of current PRC laws with respect to the nature of these unredeemed amounts, such as PRC Civil Law, Law on the Protection of the Rights and Interests of Consumers and certain normative documents enacted by the State Administration of Industry and Commerce, or the SAIC. The Company historically does not recognize revenue from these unredeemed amounts until the third anniversary from the expiration date of the coupon, when the possibility for a customer to initiate a claim becomes remote. As a result, the Company estimated a rate for refund/return close to zero for unredeemed WoWo Coupons. Only from the second half of year 2014, by analyzing the historical operating data, will the Company start to systemically recognize revenue from these unredeemed amounts in the future.

•                                          A customer needs to call the Company’s customer service center right away at the local merchant’s site when such customer wants to claim refund due to dissatisfaction with services, or within 7 days from the date customers receives the products due to the quality issues for products. The Company’s customer representative will resolve the dispute and provide refund if necessary. For the nine-month period ended September 30, 2014, the actual claims for refund in this scenario has already been accounted for in the interim financial statements as the claim period is relative short, normally after 1 to 7 days after the redemption of the coupons.

Historically, the amount of refund claimed by customers for WoWo Coupons already redeemed were US$84,232, US$119,205 and US$1,187 for the years ended December 31, 2012, 2013 and the nine-month period ended September 30, 2014, respectively. The amount was insignificant and does not have material impact on the Company’s financial statements. Based on an analysis of historical patterns and amounts of claims by customers, the Company provides a refund reserve with an estimated refund rate close to zero for the redeemed coupons. Therefore, the Company does not recognize refunds for redeemed coupons in profit or loss upon revenue recognition for coupon redemption.

The Company has revised the referenced disclosure on pages 82, F-16 and F-61 of updated F-1 in response to Staff’s comment. For the unredeemed coupons, please refer to our response to comment 14 regarding our accounting policy.

14.                               Please refer to prior comment 42. We note your response and revised disclosure. Please address the following:

•                                          Revise to disclose that you recognize revenue related to unredeemed amounts on a gross basis;

•                                          Revise to disclose specifically whether or not the sold coupons remain indefinitely refundable;

•                                          Revise to disclose how much revenue related to unredeemed amounts was recognized due to the passage of the three year timeframe for each year presented; and

•                                          Tell us whether you estimate a reserve for redemption demands beyond the three year period and if so, revise your filing to disclose the methodology used to determine those amounts. If not, tell us why not.

The Company has revised the referenced disclosure on pages F-16 and F-61 of Amendment 2 in response to Staff’s comment. When a customer purchases WoWo Coupon, the Company recorded the gross amounts of the payments as advance from customers, the related revenue would not be recognized until the customer redeems the coupon.

As stated in our response to Comment 9, whether the coupon purchasers have a right to request a refund on unredeemed coupons, or whether the period is limited, is not certain under the current practice of PRC laws. Due to this lack of certainty and to avoid any potential risk of legal claims for these amounts in the future, historically the Company does not recognize revenue from these unredeemed amounts until the third anniversary from the expiration date of the coupon, when the possibility for a customer to initiate a claim becomes remote. The Company did not recognize any revenue from these unredeemed amounts for the years ended December 31, 2012 and 2013, respectively, and the Company recognized revenue of US$1,830,495 from these unredeemed amounts for the nine-month period ended September 30, 2014. Please refer to the revised disclosure on page 82, F-16 and F-63 of Amendment 2.

Based on the historical experience of refund, the actual refund amounts was US$623 from the unredeemed amounts with aging longer than 3 years. The unredeemed amounts over three years that is subsequently refunded is insignificant and does not have material impact to the financial statements. The Company recognizes revenue from these unredeemed amounts until the third anniversary from the expiration date of the coupon, when the possibility for a customer to initiate a claim becomes remote. Also, the Company provides a reserve for redemption demands if any with an estimated redemption rate close to zero since the historical redemption amounts was close to zero. Therefore, the Company does not recognize redemption demands in profit or loss upon recognizing revenue for the unredeemed coupons at the third anniversary from the expiration date of the coupons.

Advance to Suppliers, page F-18

15.                               We note your disclosure revisions in response to prior comment 43. Please clarify where the expense related to the allowance for doubtful advance to suppliers is classified in your income statements. As part of your response, please clarify whether these amounts are classified as a reduction of the related recognized revenue, similar to a sales incentive arrangement, or alternatively as a cost of sale. Refer to ASC 605-50-45-1.

The Company respectfully submitted that the advance to suppliers is the refundable amount paid to the merchants that supplied the services or products referenced in the WoWo Coupons sold on our platform. Pursuant to ASC 605-45-45-4, the Company acts as an agent rather than the principal in the delivery of the services or products underlying the coupon as it is not responsible for the actual fulfillment of services nor does it assume the risks and rewards of ownership of the products. The advance paid has no direct relationship with the commission revenue generated from the coupon sales. Therefore it is not similar to a sales incentive arrangement referred in the ASC 605-50-45-1.

Due to the strong competition in the e-commerce market, in certain cases the suppliers of the services or products may require us to pay them an upfront fee to distribute their services or products online. In order to expand our offerings with more diversified services or products in more market sectors and geographic locations and secure the cooperation arrangements with these suppliers, we pay the upfront fee to the suppliers as part of our selling efforts and demonstration of our commitments. Once we sell their services or products, the advance amount will be reduced by settlement that we are entitled to. However, when the services or products are not selling well on our platform and our advances paid initially exceeded the settlement amount for the redeemed coupons, certain suppliers may refuse to repay us the upfront fee due to the lack of future transactions with them. As a result, an allowance for doubtful advances to suppliers is recorded. Since it is related to our selling efforts to increase our services and products offerings, based on the nature of such expense, we classified the expense related to the allowance for doubtful advance to supplier in the selling, general and administrative expense account.

Note 16. Related Party Balances and Transactions, page F-42

16.                               Please refer to prior comment 48. Please address the following:

•                                          Revise your filing to disclose the contractual repayment terms of these loans, both here and on page F-73. Separately quantify the amounts due on demand as a result of their overdue status and the amounts due within 90 days. Refer to ASC 850-10-50-1(d).

•                                          Please also revise your disclosures beginning on page 95 to discuss this potential use of cash, including the impact on your operations if Maodong exercises his contractual rights to demand repayment.

The Company has revised the referenced disclosure on pages 97, F-42 and F-75 of Amendment 2 in response to Staff’s comment. As of September 30, 2014, out of US$ 53,674,400 total loan amount, US$48,210,961 had become overdue and the remaining balance US$5,463,439 was due within 90 days.

If Maodong exercises his contractual rights to demand repayment, the Company will not have sufficient working capital for its daily operation. However, in September 2014, Maodong has agreed in writing to provide adequate funds in the form of capital injection to enable the Company to meet in full its financial obligations as they fall due through December 31, 2015.

Additional Information — Financial Statement Schedule I, page F-46

17.                               Please refer to prior comment 51. We note your response that you are obligated to provide further financial support to your equity method investees and as such, have recorded a “liability in subsidiaries”. Please tell us whether you have any other assets related to or investments in these subsidiaries, such as “amounts due from subsidiaries” on your balance sheet. If so, please tell us how you considered the guidance in paragraphs 23-26 of ASC 323-10-35 when determining that the presentation of “liabilities in subsidiaries” is appropriate. Please also provide the disclosures required by ASC 323-10-50-3(a) or tell us why you believe they are not applicable.

The Company respectfully submitted that as of December 31, 2012 and 2013, the Company had assets related to our subsidiaries, VIEs and VIEs’ subsidiaries recorded under “amounts due from subsidiaries” amounted to US$49,642,384 and US$49,759,350, respectively. The Company clarifies that since the Company agrees to advance additional funds to its subsidiaries, VIEs and VIEs’ subsidiaries, it does not meet the first condition in paragraph 23 of ASC 323-10-35. As a result, the Company is not required to follow the guidance set out in paragraphs 23-26 of ASC 323-10-35 in the presentation of “liabilities in subsidiaries”.

In response to the Staff’s comment and consideration of ASC 323-10-50-3(a), the Company respectfully advises that the required information has already been disclosed under footnote 1 of consolidated financial statements on page F-9 and footnote 2 of Schedule I on page F-51.

* * * * *

If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 3189-7282 or on my cell phone at (852) 6890-1130 or by e-mail at JulianLin@JonesDay.com.

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:	Maodong Xu — Chairman, Chief Executive Officer
Frank Zhigang Zhao — Chief Financial Officer
Wowo Limited

Andrew Gilbert
DLA Piper LLP (US)